  Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX: SLW
July 29, 2008	NYSE: SLW

SILVER WHEATON REPORTS EARNINGS OF US$23 MILLION AND RECORD OPERATING CASH FLOWS OF US$36 MILLION

Vancouver, British Columbia – Silver Wheaton Corp. (TSX, NYSE:SLW) is pleased to announce net earnings of US$23.3 million (US$0.10 per share) and record operating cash flows of US$35.9 million (US$0.16 per share) for the second quarter of 2008.

SECOND QUARTER HIGHLIGHTS

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Net earnings of US$23.3 million (US$0.10 per share) from the sale of 2.9 million ounces of silver, compared to US$22.9 million (US$0.10 per share) from the sale of 3.1 million ounces of silver in 2007.

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Record operating cash flows of US$35.9 million (US$0.16 per share) compared with US$27.8 million (US$0.13 per share) in 2007.

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On April 30, 2008, pursuant to a letter agreement previously entered into, Augusta Resource Corporation (“Augusta”) elected to sell to Silver Wheaton 45% of the payable silver produced from its 100% owned Rosemont Copper Project in Arizona, for an upfront cash payment of US$165 million. The upfront payment will be made on a drawdown basis to fund mine construction, once all necessary permits have been received.

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On May 13, 2008, the Company entered into an agreement with Farallon Resources Ltd. (“Farallon”) to acquire 75% of the silver produced from Farallon’s Campo Morado property in Mexico, for the life of mine. Silver Wheaton will make total upfront cash payments of US$80 million in installments and, in addition, a per ounce cash payment of the lesser of US$3.90 and the prevailing market price is due (subject to an inflationary adjustment), for silver delivered under the agreement.

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On June 2, 2008, the Company entered into an agreement with Aurcana Corporation (“Aurcana”) to acquire 50% of the silver produced from Aurcana’s La Negra mine in Mexico, for the life of mine. Subsequent to the quarter, Silver Wheaton has made the upfront cash payment of US$25 million and, in addition, a per ounce cash payment of the lesser of US$3.90 and the prevailing market price is due (subject to an inflationary adjustment) for silver delivered under the agreement.

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On June 24, 2008, the Company announced that it plans to raise up to C$136 million through an offer to induce early exercise of the first series and Series A publicly traded warrants.

Silver Wheaton is a trade-mark of Silver Wheaton Corp.

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On June 24, 2008 the Company announced that it had entered into an amending agreement with existing lenders to increase the revolving bank debt available by US$100 million to US$400 million.

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During June 2008, the Company received its first silver deliveries under the Peñasquito agreement in the amount of 6,660 ounces.

“This past quarter, we negotiated more silver stream agreements than any other quarter in our history,” said Peter Barnes, President and Chief Executive Officer of Silver Wheaton. “With eight silver agreements completed and another soon to be, we have diversified our portfolio and expanded our relationships within the industry.  The growing capital requirements associated with mine operators and development companies, combined with the challenges faced in attracting traditional sources of capital, create an environment that is ideally suited for Silver Wheaton’s business model.  Accordingly, we expect to expand our portfolio of silver contracts even further in 2008.  We are also very excited by the fact that Peñasquito, our flagship asset, is proceeding well and that it delivered its first shipment of silver during the quarter.  Peñasquito promises to be a long-life, profitable asset for our Company.”

A conference call will be held Wednesday, July 30, 2008 at 11:00 am (Eastern Time) to discuss these results. To participate in the live call use one of the following methods:

Dial toll free from Canada or the US:

1-888-280-8771

Dial from outside Canada or the US:

1-416-641-6124

Dial toll free from parts of Europe:

800-6578-9898

Live audio webcast:

www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and you can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:

1-800-408-3053

Dial from outside Canada or the US:

1-416-695-5800

Pass code:

3266186#

Archived audio webcast:

www.silverwheaton.com

Silver Wheaton is the largest public mining company with 100% of its operating revenue from silver production. Silver Wheaton expects, based upon its current agreements, to have silver sales of between 13 million and 15 million ounces in 2008, increasing to 19 million ounces in 2009 and 25 million ounces in 2010.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Silver Wheaton’s annual information form for the year ended December 31, 2007 incorporated by reference into Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

Brad Kopp

Director, Investor Relations

Silver Wheaton Corp.

Tel: 1-800-380-8687

Email: info@silverwheaton.com

Website: www.silverwheaton.com